UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

CROSSTEX ENERGY INC
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

22765Y104
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 881451108		Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person: IN

SCHEDULE 13D
CUSIP No.: 881451108		Page 6 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Schedule 13G filed on August 27, 2010 and the Schedule 13G/A filed on August 31, 2010 relating to the common stock, par value $0.01 per share (the “Shares”), of Crosstex Energy Inc (“Crosstex” or the “Issuer”), whose principal executive offices are located at 2501 Cedar Springs, Dallas, TX 75201.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the manager of Harbinger LLC; and Philip Falcone, the managing member of Harbinger Holdings, and the portfolio manager of the Master Fund (each of whom, the Master Fund, Harbinger LLC, Harbinger Holdings and Philip Falcone, may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”).

The Master Fund is an exempt company organized under the laws of the Cayman Islands, with a principal business address at c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland.  Each of Harbinger LLC and Harbinger Holdings is a Delaware limited liability company.  Philip Falcone is a citizen of the United States of America.  The principal business address for each of Harbinger LLC, Harbinger Holdings, and Philip Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares by the Reporting Persons were derived from general working capital, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $33,091,533 was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated

SCHEDULE 13D
CUSIP No.: 881451108		Page 7 of 9 Pages

transactions or otherwise; and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof are set forth below:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	4,500,000	9.6%	46,893,220
Harbinger LLC	4,500,000	9.6%	46,893,220
Harbinger Holdings	4,500,000	9.6%	46,893,220
Mr. Falcone	4,500,000	9.6%	46,893,220

*          The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition, of the Shares.

**        This figure is based on 46,893,220 Shares outstanding (as of October 29, 2010, according to the Issuer’s most recent Form 10-Q, filed on November 5, 2010).

(c) There were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement

SCHEDULE 13D
CUSIP No.: 881451108		Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: HARBINGER CAPITAL PARTNERS LLC
By: HARBINGER HOLDINGS, LLC, Manager
By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:  HARBINGER HOLDINGS, LLC, Manager
By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER HOLDINGS, LLC
By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone Philip Falcone

November 16, 2010

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 881451108		Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Crosstex Energy, Inc., dated as of November 16, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: HARBINGER CAPITAL PARTNERS LLC
By: HARBINGER HOLDINGS, LLC, Manager
By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:  HARBINGER HOLDINGS, LLC, Manager
By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER HOLDINGS, LLC
By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone Philip Falcone

November 16, 2010